ORKLA SECOND QUARTER 2003


03029751

GROUP IN

Amounts in NOK million	1.1.–30.6. 2003	1.1.–30.6. 2002	2002	1.4.–30.6. 2003	1.4.–30.6. 2002
Operating revenues	**21 489**	21 451	42 979	**11 619**	11 173
Operating expenses	**(18 727)**	(18 644)	(37 084)	**(9 853)**	(9 500)
Ordinary depreciation and write-downs	**(1 157)**	(1 112)	(2 232)	**(594)**	(560)
Operating profit before goodwill amortisation	**1 605**	1 695	3 663	**1 172**	1 113
Ordinary goodwill amortisation and write-downs	**(263)**	(244)	(499)	**(133)**	(127)
Other revenues and expenses [1]	**(49)**	(32)	(143)	**(48)**	(32)
Operating profit	**1 293**	1 419	3 021	**991**	954
Profit from associates	**626**	172	305	**55**	85
Dividends	**383**	320	369	**357**	307
Portfolio gains	**(102)**	179	(95)	**538**	41
Financial items, net	**(478)**	(587)	(1 193)	**(210)**	(309)
Profit before tax	**1 722**	1 503	2 407	**1 731**	1 078
Taxes	**(465)**	(406)	(630)	**(468)**	(291)
Profit after tax	**1 257**	1 097	1 777	**1 263**	787
Of this minority interests	**71**	94	166	**55**	54
Profit before tax, Industry division	**873**	995	2 067	**794**	733
Profit before tax, Financial Investments division	**849**	508	340	**937**	345
Earnings per share fully diluted (NOK)	**5.7**	4.8	7.7	**5.8**	3.5
Earnings per share fully diluted, adjusted (NOK) [2]	**7.1**	6.1	10.6	**6.6**	4.3

[1] Other revenues and expenses totalled net NOK -49 million per second quarter 2003. This is primarily related to provision regarding improvement programmes in Orkla Foods.

[2] Excluding goodwill amortisation and other revenues and expenses.

OPERATING REVENUES AND OPERATING PROFIT BEFORE GOODWILL AMORTISATION IN NOK MILLION QUARTERLY


OPERATING REVENUES
12000
10000
8000
6000
4000
2000
0
1Q 2Q 3Q 4Q
2001
1Q 2Q 3Q 4Q
2002
1Q 2Q
2003


OPERATING PROFIT BEFORE GOODWILL AMORTISATION
1400
1200
1000
800
600
400
200
0
1Q 2Q 3Q 4Q
2001
1Q 2Q 3Q 4Q
2002
1Q 2Q
2003

MAIN TRENDS IN THE SECOND QUARTER

- Orkla achieved satisfactory profit in the second quarter. Compared with last year, Group profit before tax increased from NOK 1.1 billion to NOK 1.7 billion.
- Despite the continuing weak economic situation and particular challenges on certain markets, Orkla's Industry division achieved profit growth. Operating profit before goodwill amortisation was up 5 %, primarily driven by the positive performances of Orkla Foods and Orkla Brands.
- The sharp rise on the stock markets led to a substantial increase in the value of Orkla's investment portfolio. At the end of June, market value exceeded book value by more than NOK 1 billion, and the entire NOK 668 million loss posted in the first quarter was reversed in the second quarter.
- Sales of portfolio shares and settlements for divested companies made a strong contribution to cash flow in the second quarter.

In the second quarter, Group operating revenues totalled NOK 11,619 million, compared with NOK 11,173 million in the corresponding period of 2002. The fact that Easter came later in 2003 than in the previous year had a negative effect on sales in the first quarter and a corresponding positive effect in the second quarter. When this and currency translation effects are taken into account, sales in the second quarter were approximately 2 % higher than in 2002. For the first six months as a whole, operating revenues were on a par with last year.

Group operating profit before goodwill amortisation amounted to NOK 1,172 million in the second quarter, compared with NOK 1,113 million in the corresponding period of 2002, equivalent to underlying[1] growth of 8 %. Pre-tax profit was NOK 1,731 million, 61 % higher than in the second quarter of last year.

Orkla Foods achieved the strongest growth, primarily driven by improved margins for Procordia Food in Sweden. The rise in quarterly profit for Orkla Foods was also partly ascribable to the late Easter season this year. Orkla Foods' growth in the first six months as a whole was also satisfactory. Cost reductions and higher sales for Biscuits and Confectionery contributed to another very good quarter for Orkla Brands.

After a weak first quarter, Orkla Beverages improved its performance in the second quarter. There was once again growth on the Russian market, and Baltic Beverages Holding (BBH) reported a rise in sales. However, the continued weakening of the Russian rouble against the euro had significant negative translation effects on operating profit. Market growth in Southern Europe was positive in the second quarter, while the trend in Northern Europe was weaker than last year.

Orkla Media's profit was affected by continued weak results in Denmark. In the light of generally weak markets and the weaker USD, profit for the Chemicals business was satisfactory, despite a minor decline in comparison with last year.

In the second quarter, NOK 50 million was allocated under "other revenues and expenses" for improvement programmes at Orkla Foods.

The contribution to profit from associated companies totalled NOK 55 million in the second quarter. Orkla's stake in Enskilda Securities (22.5 %) was sold in the first quarter. The resulting loss of profit from this investment and Jotun's somewhat weaker profit performance account for the difference in comparison with the corresponding period of last year.

As a result of generally lower interest rates, net financial expenses were down. The reversal of the loss on the investment portfolio posted in the first quarter and higher dividends received also made a significant contribution to profit.

The return on Orkla's investment portfolio at the end of the second quarter was 10.2 %, compared with 16.5 % for the Oslo Stock Exchange Benchmark Index. The NOK 668 million write-down of the portfolio in the first quarter was reversed, since the market value of the portfolio at the end of June was NOK 1,065 million higher than the book value. In the second quarter, the Financial Investments division acquired 100 % of the shares in Nordstjernen Holding, an investment company previously owned by Skandia, DnB, Elkem and Orkla. After the shareholders agreed to wind up the company, Orkla took it over as part of a practical winding-up process.

Orkla's earnings per share at the end of the second quarter totalled NOK 5.7, compared with NOK 4.8 last year. Before goodwill amortisation and other revenues and expenses, earnings per share amounted to NOK 7.1, compared with NOK 6.1 last year. The improvement is primarily ascribable to the sale of Orkla's interest in Enskilda Securities in the first quarter, at a gain of NOK 513 million. The tax charge for 2003 is calculated to be 27 %, on a par with 2002.

ORKLA FOODS

- **Cost-driven margin improvement for Procordia Food in Sweden**
- **Profit from other areas higher than or on a par with last year**
- **Stronger focus on and positive results from cost saving programmes**

Orkla Foods' operating revenues in the second quarter totalled NOK 2,898 million, equivalent to underlying[1] growth of 3 % compared with the corresponding period of last year. Operating profit before goodwill amortisation in the second quarter amounted to NOK 241 million, equivalent to an increase of 30 %. The main reason for profit growth was an improvement in margins, although the late Easter season and currency effects also contributed. At the end of the first six months, underlying[1] operating revenues were on a par with the corresponding period of last year. Operating profit before goodwill amortisation amounted to NOK 385 million, 9 % higher than in the first half of 2002.

Orkla Foods Nordic achieved better operating profit before goodwill amortisation than in the second quarter of 2002. The most positive results were achieved by the two largest companies, Procordia Food in Sweden and Stabburet in Norway. Sales were focused on more profitable products, while cost trends were positive. The "Lyftet" improvement programme contributed to Procordia Food's progress. The sales performance of Abba Seafood in Sweden was somewhat weaker than anticipated, although the most important product, Kalles Kaviar fish roe spread, maintained its strong position on the Swedish market. A comprehensive improvement programme has been initiated at Abba Seafood.

On the whole, the companies in Orkla Foods International achieved growth during the period, although operating profit before goodwill amortisation was slightly below zero. Superfish (Poland) reported profit growth due to a positive cost trend. A number of functions at Superfish have been coordinated with Kotlin in Poland, and since the beginning of this year the workforce has been reduced by approximately 250 man-years.

Orkla Food Ingredients improved its operating profit before goodwill amortisation. Dragsbæk Margarine (Denmark) and Idun Industri (Norway) improved their results. The Danish company Credin, which was acquired in 2002, is developing as anticipated.

To increase its competitiveness, Orkla Foods aims to implement improvement programmes with and effect of NOK 500 million by the end of 2004, compared with the 2002 level. There are plans to

[1] Excluding acquisitions and divestments and currency translation effects.

	OPERATING REVENUES					OPERATING PROFIT BEFORE GOODWILL AMORTISATION				
	1.1-30.6.		1.1.-31.12.	1.4.-30.6.		1.1.-30.6.		1.1.-31.12.	1.4.-30.6.	
Amounts in NOK million	**2003**	2002	2002	**2003**	2002	**2003**	2002	2002	**2003**	2002
Orkla Foods	**5 561**	5 329	11 062	**2 898**	2 641	**385**	352	902	**241**	185
Orkla Beverages	**6 929**	7 270	14 516	**4 083**	4 075	**484**	666	1 364	**493**	525
Orkla Brands	**2 304**	2 202	4 500	**1 131**	1 070	**444**	367	787	**231**	192
Orkla Media	**3 589**	3 620	7 079	**1 863**	1 882	**74**	47	148	**58**	56
Eliminations	**(88)**	(68)	(157)	**(38)**	(29)	**0**	0	0	**0**	0
Branded Consumer Goods	**18 295**	18 353	37 000	**9 937**	9 639	**1 387**	1 432	3 201	**1 023**	958
Chemicals	**3 087**	3 017	5 726	**1 625**	1 490	**263**	311	537	**160**	171
H.O./Unallocated/Eliminations	**(48)**	(31)	(58)	**(22)**	(17)	**(52)**	(58)	(116)	**(16)**	(23)
Industry division	**21 334**	21 339	42 668	**11 540**	11 112	**1 598**	1 685	3 622	**1 167**	1 106
Financial Investments division	**155**	112	311	**79**	61	**7**	10	41	**5**	7
Group	**21 489**	21 451	42 979	**11 619**	11 173	**1 605**	1 695	3 663	**1 172**	1 113

reduce the number of man-years by approximately 1,000, equivalent to about 15 %. Approximately half of the reductions will take place outside the Nordic area. A number of improvement programmes have already been initiated and further measures and projects are currently being planned. Further manpower reductions will largely be achieved through normal attrition and an almost total halt in the employment of new personnel, but some staff will also have to be given notice. NOK 50 million was allocated for these programmes in the second quarter of 2003, under "other revenues and expenses".

In the second quarter, Bakers started up its new production and distribution plant for bakery products in Oslo. This plant provides a basis for rational operations and logistics, as well as greater production capacity, not least in the growing market for long-life bakery products.

ORKLA BEVERAGES

- **Market and sales growth in Russia**
- **Currency effects had a negative impact on both revenues and profit**
- **Market growth in Southern Europe, weaker growth in the Nordic region**
- **3 % volume growth for the Carlsberg brand in the second quarter**

Orkla's 40 % stake in Carlsberg Breweries represented operating revenues of NOK 4,083 million in the second quarter. Adjusted for currency translation effects, this was equivalent to a rise of 1 % compared with the corresponding period of last year. Operating profit before goodwill amortisation totalled NOK 493 million in the second quarter, compared with NOK 525 million in the corresponding period of last year. Revenues, and especially profit, were affected by a decline in the value of the Russian rouble and the Singapore dollar. Adjusted for currency translation effects, operating profit before goodwill amortisation was on a par with last year. Currency translation effects and generally weak sales growth in Northern and Western Europe were only partially offset by positive volume growth in other market regions. Market positions on the most important markets were largely maintained. At the end of June, operating profit before goodwill amortisation amounted to NOK 484 million. Adjusted for currency translation effects, this is equivalent to a decline of 21 % compared with the corresponding period of last year.

Operating profit for the Northern and Western Europe[2] market region totalled DKK 7,128 million in the second quarter. Adjusted for currency translation effects, this is 1 % higher than in the corresponding period of 2002. EBITA amounted to DKK 771 million, compared with DKK 848 million in the second quarter of 2002.

The quarterly results were affected by weak volume growth on most markets. A decline in volume combined with pressure on prices and higher distribution costs led to lower profit in the UK. Volume growth in the Nordic region was weaker than last year due to a general market decline and tougher competition from low-price brands in Finland and Sweden. The results in Southern Europe continued to be affected by the generally weak economic situation, which led to lower sales and pressure on margins. Improvement measures in Switzerland continued to lead to cost reductions and the results were satisfactory.

Operating revenues from the Central and Eastern Europe market region[2] totalled DKK 2,135 million in the second quarter. Adjusted for currency translation effects, this was 11 % higher than in the corresponding period of 2002. EBITA amounted to DKK 442 million, compared with DKK 484[3] in the corresponding period of last year. Adjusted for currency translation effects, the results for this market region were DKK 62 million higher than in the second quarter of 2002.

The Turkish business achieved satisfactory volume growth. In conjunction with an improved product mix, price rises and cost controls, this led to higher profit in the second quarter. In Poland, a slight improvement in the economic climate and more favourable weather conditions led to volume growth for beer and unchanged market shares.

EBITA for BBH in the second quarter was on a par with the corresponding period of last year, measured in local currency. There was still a tendency towards pressure on prices on the Russian beer market. A re-direction of beer sales towards the low-price segments had a negative impact on margins.

[2] Figures for the market regions are given on a 100 % basis in DKK.

[3] This figure is restated from DKK 477 million as a result of the transition from the MIM method at BBH.

BBH's total beer sales volume was 9.1 million hectolitres in the second quarter of 2003, equivalent to volume growth of 10 % compared with the corresponding period of last year. After a weak market trend in the fourth quarter of 2002 and the first quarter of this year, the market in Russia grew 8 % in the second quarter of 2003. For the first six months, market growth in Russia was 2 %, while BBH achieved 4 % volume growth in Russia and strengthened its market share. In Ukraine, the market growth for beer at the end of the second quarter was 15 %, while BBH's volume growth was 13 %. The beer market in the Baltic States dropped 2 %, but BBH's volume remained unchanged.

Operating revenues for Carlsberg Asia[2] (50 %) totalled DKK 200 million in the second quarter and EBITA was DKK 95 million, up 3 % and 9 % respectively, adjusted for currency translation effects and compared with the second quarter of 2002. Profit in Thailand, which still includes the previously-explained profit guarantee, amounted to DKK 30 million (provided by Carlsberg Breweries' partner in Carlsberg Asia). Total beer volume for Carlsberg Asia increased by 9 % compared with the second quarter of last year as a result of new business. Most companies performed satisfactorily, with the exception of the companies in Singapore and Hong Kong, where the fair for spread of SARS had a negative impact.

Carlsberg Breweries has informed Khun Charoen/Chang Beverages that it intends to cancel the joint venture agreement and continue its activities in the region through Carlsberg Asia as a wholly-owned subsidiary. From the third quarter, Carlsberg Asia will be fully consolidated in the accounts, but this is not expected to have any significant effect on profit from ordinary operations for Carlsberg Breweries in 2003. Any legal disputes in connection with the cancellation of the joint venture agreement will be dealt with through arbitration in London.

ORKLA BRANDS

- Very satisfactory second quarter results
- Profit growth strongest for Biscuits and Confectionery, driven by new launches and internal improvement projects
- Slightly lower profit for Lilleborg Home and Personal Care compared to 2002, which was a particularly good year

Orkla Brands' operating revenues for the second quarter of 2003 totalled NOK 1,131 million, which is equivalent to underlying[1] growth of 3 % compared with the corresponding period last year. Biscuits, Confectionery, Snacks and Dietary Supplements achieved the highest revenue growth, largely due to new products launched in both 2002 and 2003. For the first six months of 2003 operating revenues amounted to NOK 2,304 million, equivalent to a rise of 3 % in underlying[1] growth from last year.

Operating profit before goodwill amortisation totalled NOK 231 million in the second quarter, an improvement of 20 % compared with last year. Confectionery and Biscuits made the largest contribution to profit growth, but all the business areas except for Lilleborg Home and Personal Care reported profit on a par with or better than last year. Profit growth for Confectionery and Biscuits was driven by a combination of new product launches and internal improvement projects.

For the first half of 2003, operating profit before goodwill amortisation totalled NOK 444 million, up 21 % from last year. The improvement projects initiated in the Biscuits and Confectionery businesses mainly began to generate positive effects in the second half of last year, while a number of non-recurring project costs were charged against operating profit for the first half of last year.

Orkla Brands launched several new products in the second quarter, the most important of which were Ballerina Mint biscuits and Café Colour Cookies launched by the Biscuits business and Smash Rød and New Energy Müsli introduced by the Confectionery business. There were minor changes in market shares from the first quarter, but Biscuits, Confectionery and Snacks in particular have strengthened their market positions in the past year.

ORKLA MEDIA

- Advertising market and results remain weak in Denmark
- Profit growth for other business areas

Second quarter operating revenues for Orkla Media totalled NOK 1,863 million, equivalent to an underlying[1] decline of 2 %. This decline is due to the continued fall in advertising revenues in Denmark. Second quarter operating profit before goodwill amortisation amounted to NOK 58 million. Profit growth is largely ascribable to the newspaper business in Norway and the Magazines business. Operating revenues for the first six months of 2003 totalled NOK 3,589 million, equivalent to an underlying[1] decline of 2 %. Operating profit before goodwill amortisation for the first half of 2003 amounted to NOK 74 million, compared with NOK 47 million for the same period of 2002.

Berlingske reported slightly lower second quarter operating profit than last year. The drop in advertising revenues was partly offset by lower paper prices and the effects of cost saving measures. Growth in advertising volume was somewhat weaker than for the total market, and new, aggressive price competition in the housing advertising market also had a negative impact on advertising revenues.

Newspapers Norway posted higher second quarter profit than in the corresponding period of last year. This profit growth is largely due to the effects of cost saving measures and lower paper prices. At the end of May, growth in advertising volumes was in line with total market growth, while circulation growth was somewhat lower at the end of the first six months compared with last year.

Newspapers Eastern Europe reported profit growth in the second quarter compared with the corresponding period last year, largely attributable to the effects of cost reduction measures and lower paper prices. Growth in advertising volume was slightly weaker than in the second quarter of 2002, but better than for the overall market. Circulation figures continued to decline, but not as much as the total market.

Magazines Norway continued to perform favourably, reporting higher profit than in the corresponding period of last year. The rise in profit is attributable to continued growth in magazine sales.

Direct Marketing posted a rise in profit compared with the corresponding period of last year, largely due to the effects of cost reduction measures.

GROUP BALANCE SHEET

Amounts in NOK million	30.6. 2003	30.6. 2002	31.12. 2002
Assets:			
Long-term assets	**28 125**	27 468	26 786
Portfolio investments etc.	**10 983**	12 017	11 998
Short-term assets	**15 268**	14 287	14 338
Total assets	**54 376**	53 772	53 122
Equity and Liabilities:			
Equity and minority interests	**20 183**	19 015	18 691
Interest-bearing liabilities	**21 305**	22 968	22 443
Interest-free liabilities and provisions	**12 888**	11 789	11 988
Total equity and liabilities	**54 376**	53 772	53 122
Equity to total assets (%):			
Book	**37.1**	35.4	35.2
Including unrealised gains before tax	**38.3**	37.8	35.4

CHANGES IN EQUITY

Amounts in NOK million	1.1.-30.6. 2003	1.1.-30.6. 2002	31.12. 2002
Equity at 1 January	**17 800**	17 969	17 969
Profit for the year after minority	**1 186**	1 003	1 611
Dividend	**0**	0	(708)
Repurchase of own shares	**(248)**	(186)	(351)
Translation difference etc.	**488**	(677)	(721)
Total	**19 226**	18 109	17 800

CASH FLOW

Amounts in NOK million	1.1.-30.6. 2003	1.1.-30.6. 2002	2002	1.4.-30.6. 2003	1.4.-30.6. 2002
Industry division:					
Operating profit	**1 286**	1 409	2 981	**985**	947
Depreciation and write-downs	**1 474**	1 363	2 895	**768**	698
Change in net working capital	**(392)**	39	195	**(8)**	443
Cash flow from operating activities	**2 368**	2 811	6 071	**1 745**	2 088
Net replacement expenditure	**(776)**	(668)	(1 843)	**(386)**	(258)
Free cash flow operating activities	**1 592**	2 143	4 228	**1 359**	1 830
Financial items, net	**(449)**	(545)	(1 143)	**(196)**	(356)
Free cash flow from Industry division	**1 143**	1 598	3 085	**1 163**	1 474
Free cash flow from Financial Investments division	**150**	458	715	**306**	412
Taxes paid	**(439)**	(784)	(973)	**(196)**	(102)
Miscellaneous	**(6)**	(86)	(207)	**(38)**	(91)
Cash flow before capital transactions	**848**	1 186	2 620	**1 235**	1 693
Dividends paid	**(796)**	(777)	(781)	**(778)**	(756)
Share buy back	**(248)**	(186)	(351)	**(92)**	(140)
Cash flow before expansion	**(196)**	223	1 488	**365**	797
Expansion investments, Industry division	**(277)**	(364)	(740)	**(227)**	(155)
Sold companies	**883**	74	210	**698**	74
Acquired companies	**(190)**	(828)	(1 920)	**(124)**	(587)
Net purchases/sales portfolio investments	**1 262**	(588)	(920)	**1 020**	(26)
Net cash flow	**1 482**	(1 483)	(1 882)	**1 732**	103
Currency translations net interest-bearing debt	**(1 167)**	837	1 498	**(496)**	540
Change in net interest-bearing debt	**(315)**	646	384	**(1 236)**	(643)
Net interest-bearing debt	**19 201**	19 778	19 516		

CHEMICALS

- **Profit on a par with last year for underlying[1] business**
- **Increased profit for Fine Chemicals**
- **Markets still weak in most areas**
- **Improvement programmes and tight cost control contributed positively**

Borregaard's operating revenues totalled NOK 1,625 million in the second quarter of 2003, an underlying[1] decline of 4 % compared with the same period of last year.

Operating profit before goodwill amortisation amounted to NOK 160 million, compared with NOK 171 million in the second quarter of 2002. Slightly poorer results in most areas were largely offset by improved profit for Borregaard Synthesis (Fine Chemicals). Improvement programmes and tight cost control compensated to a large degree for weak markets. The loss of profit from divested businesses contributed negatively, as did currency translation effects even though their impact was reduced by currency hedges. Operating revenues in the first half of 2003 totalled NOK 3,087 million, equivalent to an underlying[1] decline of 6 % compared with the first half of 2002. Operating profit before goodwill amortisation for the first half of 2003 amounted to NOK 263 million, down NOK 48 million from the same period in 2002.

Borregaard LignoTech reported profit on a par with or better than profit for the last three quarters, but lower than the particularly good profit posted in the second quarter of 2002. The fall in profit compared with last year is ascribable to the general market decline and the weak USD. The new factory in South Africa has been started up as planned.

Borregaard ChemCell posted lower second quarter profit than last year, mainly due to the weaker USD and lower percentage sales of speciality cellulose. Prices for specialities were slightly higher than last year despite poorer exchange rates. As expected, the new business in Switzerland improved its profit performance, achieving a small operating profit in the second quarter, but contributed to a decline in the percentage of speciality cellulose sold compared with last year.

Borregaard Synthesis achieved higher operating profit than in the second quarter of 2002 due to an improved product mix and a weak second quarter in 2002. Productivity improvements and further cost savings contributed to the profit improvement. Sales of pharmaceutical intermediates vary from one quarter to another and deliveries were high in the second quarter.

Denofa reported slighter lower profit than in the second quarter of 2002, but higher than in the last three quarters. Lower production of fish feed and increased competition resulted in reduced deliveries of fish oil to the fish feed industry. The industrial crushing margin was


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somewhat lower than in the corresponding period of last year. Both the domestic and export markets for edible oils were stable compared with last year.

Operating profit for Borregaard Energy, adjusted for divestitures, was higher than in the second quarter of 2002. Higher market prices, a high level of own production and satisfactory profit from financial power trading contributed to the good results.

FINANCIAL INVESTMENTS

After falling 9.7 % in the first quarter of 2003, the Oslo Stock Exchange Benchmark Index rose 29.0 % in the second quarter of 2003. The index was thus 16.5 % higher than at the start of the year. The other Nordic markets also rose in the second quarter.

As of 30 June 2003, Orkla's investment portfolio had yielded a return of 10.2 %. The investment in Elkem and the sale of Bergesen and Hafslund shares made the most positive contribution to the return.

The Financial Investments division reported pre-tax profit of NOK 937 million in the second quarter, compared with NOK 345 million in the same period of 2002. The NOK 668 million write-down of the portfolio in the first quarter was reversed. This reversal was reported in the income statement under gains on the sale of portfolio shares. Losses totalling NOK 130 million were realised in the second quarter, compared with gains of NOK 41 million last year. Dividends received amounted to NOK 352 million, compared with NOK 303 million in the corresponding period last year. Profit so far this year totalled NOK 849 million, compared with NOK 508 million for the first six months of last year. The gain on the sale of Orkla's holding in Enskilda Securities amounted to NOK 513 million and was taken to income in the first quarter.

Net sales of shares (excluding the Enskilda Securities shares) totalled approximately NOK 1,020 million in the second quarter, and NOK 1,238 million in the first six months of 2003. The biggest transactions were the sale of Bergesen shares (NOK 413 million) and Hafslund shares (NOK 403 million).

The net asset value of the share portfolio rose NOK 1,157 million in the first six months of this year to NOK 11,397 million. At the end of the second quarter, the market value of the portfolio was NOK 11,943 million, and investments outside Norway accounted for 31.6 % of the total portfolio. Unrealised gains totalled NOK 1,065 million.

CASH FLOW AND FINANCIAL SITUATION

Carlsberg Breweries had particularly high cash flow from operations in the second quarter of 2002, which explains why free cash flow from operations in the second quarter of 2003 was lower than in the corresponding period of last year. This decline was more than offset by net sales of portfolio shares and the settlement for the sale of Enskilda Securities. No major expansion investments or acquisitions were made in the second quarter.

Orkla purchased 1,600,000 of its own shares in the first quarter for NOK 156 million. In connection with the buy-out of other shareholders in Nordstjernen Holding in the second quarter, a further 708,251 Orkla shares were acquired. So far this year, therefore, Orkla has acquired a total of 2,308,251 of its own shares, equivalent to approximately 1 % of the total number of shares, for the amount of NOK 248 million (an average of NOK 107 per share).

After paying out dividends and buying back its own shares, the Group had a net cash flow of NOK 1.7 billion in the second quarter. The weakening of the Norwegian krone since the first quarter of 2003 resulted in increased liabilities, seen in isolation. However, the overall impact on net interest-bearing liabilities was a reduction of NOK 1.2 billion.

The average borrowing rate in the first six months of 2003 was 4.8 %, compared with 5.4 % for the corresponding period of last year. As of 30 June 2003, the percentage of interest-bearing liabilities at floating interest rates was 75 %, following a certain increase in the percentage of liabilities at long-term fixed interest rates at the end of the quarter. Interestbearing liabilities are mainly in NOK, EUR, SEK, DKK and USD.

Translation differences had a positive impact of NOK 488 million on equity capital and as of 30 June 2003 the equity to total assets ratio was 37.1 %, up 2.1 percentage points for the quarter.

OUTLOOK

As far as Orkla's industrial operations are concerned, the Board of Directors stated in its Report for 2002 that a certain improvement in profit may be expected for Orkla Foods, Orkla Brands and Orkla Beverages as a whole. Orkla Media and the Chemicals business will face challenges arising from weak market conditions. The economic prospects for 2003 are considered to be relatively unchanged up to the end of the second quarter and thus in line with this statement. Carlsberg Breweries has maintained its estimate from the first quarter of approximately zero growth in operating profit before goodwill amortisation. Interest and currency rates are expected to have a positive impact in the second half of 2003.

Oslo, 14 August 2003
The Board of Directors of Orkla ASA


ORKLA